

Mai Stop 4720

January 5, 2016

Via E-mail
Andrew S. Samuel
President and Chief Executive Officer
Sunshine Bancorp, Inc.
102 West Baker Street
Plant City, FL 33563

      Re: Sunshine Bancorp, Inc.
                Registration Statement on Form S-3
                Filed December 18, 2015
                File No. 333-208610

Dear Mr. Samuel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 19

1.   Please disclose whether any of your selling shareholders are broker-dealers or affiliates thereof. For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to state that:

- such selling stockholder purchased the securities in the ordinary course of business, and
- at the time of purchase of such securities, the selling stockholder did not have an agreement or understandings, direct or indirect, with any person to distribute such securities or any securities issuable upon conversion or exercise.

In the alternative, for each such broker-dealer affiliate who cannot make these representations, please state that they are underwriters within the meaning of the Securities Act of 1933.

2.   Please revise your filing to indicate the natural person with voting/dispositive power over the common stock owned by AllianceBernstein Financial Services Opportunities Master Fund L.P.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney
Office of Financial Services

cc: Curt Creely, Foley & Lardner LLP